Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-222519 on Form S-8 of our reports dated April 16, 2019, relating to (1) the consolidated financial statements and financial statement schedule of ZTO Express (Cayman) Inc., its subsidiaries, variable interest entity and subsidiaries of variable interest entity (the “Group”), (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the translation of Renminbi amounts to U.S. dollar amounts for the convenience of the readers in the United States of America), and (2) the effectiveness of the Group’s internal control over financial reporting, appearing in this Annual Report on Form 20-F of ZTO Express (Cayman) Inc. for the year ended December 31, 2018.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 16, 2019